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Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, DC 20549

Re : Information furnished pursuant to Rule 12g3-2b (1) (iii)
File n°82-3757

Sirs,

In connection with the exemption granted to BNP PARIBAS (« the Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File 82-3757, the Company encloses herewith the English version of its 2007 first quarter results.

Sincerely yours,

Document received on :

By :


BNP PARIBAS

RESULTS AS AT 31 MARCH 2007

PRESS RELEASE

9 May 2007


BNP PARIBAS

Paris, 9 May 2007

First Quarter 2007 Results

POWERFUL, PROFITABLE GROWTH MOMENTUM
FIRST ACHIEVEMENTS IN THE SUCCESSFUL INTEGRATION OF BNL

- **REVENUES:** **€8.2bn (+ 20.5%/1Q06)**
- **OPERATING EXPENSES AND DEPRECIATION:** **€4.6bn (+ 18.7%/1Q06)**
- **GROSS OPERATING INCOME:** **€3.6bn (+ 22.7%/1Q06)**
- **NET INCOME GROUP SHARE:** **€2,507mn (+ 24.5%/1Q06)**

STRONG ORGANIC GROWTH IN CORE BUSINESSES MAINTAINED*

- **REVENUES:** **+ 7.1%/1Q06**
- **OPERATING EXPENSES AND DEPRECIATION:** **+ 5.8%/1Q06**
- **GROSS OPERATING INCOME:** **+ 8.9%/1Q06**

***At constant scope and exchange rates**

On 4 May 2007, in a meeting chaired by Michel Pébereau, the BNP Paribas Board of Directors examined the Group's results for the first quarter of the year.

RESULTS UP SUBSTANTIALLY

BNP Paribas once again showed substantial growth, booking quarterly revenues of €8,213 million, up 20.5% compared to the first quarter of 2006. This performance is due to the successful integration of BNL, with the first resulting synergies, to sustained organic growth at the Group's core businesses (+ 7.1% at constant scope and exchange rates) and to significant capital gains.

The trend in operating expenses (€4,586 million) reflects this forward momentum, whilst remaining under control: + 18.7% compared to the first quarter of 2006 (+ 5.8% at constant scope and exchange rates). This yielded a positive jaws effect of 1.8 points for the Group and 1.3 points for the core businesses at constant scope and exchange rates.

Gross operating income totalled €3,627 million, up 22.7% compared to the first quarter of 2006 (+ 8.9% for the core businesses at constant scope and exchange rates).

Provisions (€260 million) were €144 million higher than in the first quarter of 2006. Of that amount, €109 million were attributable to expanded scope, chiefly related to BNL.

Net income Group share was €2,507 million, up 24.5% compared to the first quarter of 2006.



ROBUST GROWTH MOMENTUM IN ALL CORE BUSINESSES

1 – Retail Banking

French Retail Banking (FRB)

The retail network in France[1] posted €1,499 million in revenues, a figure 4.1% higher than in the first quarter of 2006 (excluding the write-back of the provision for Home Ownership Savings Plans and Accounts). Fees were up 9.2%, due to the ongoing rise in fees on financial savings products (+ 11.2%, despite the already high figure booked in for the first quarter of 2006). Excluding Home Ownership Savings Plans and Accounts effects, net interest revenue remained largely unchanged, due to brisk sales and marketing activity, and despite the unfavourable impact of higher regulated rates and a flatter yield curve.

Thanks to good control over operating expenses (+ 2.9%) and a cost of risk that has remained low, operating income excluding Home Ownership Savings Plans and Accounts effects increased 6.6% compared to the first quarter of 2006.

After sharing one third of the income from French Private Banking with the AMS core business, French Retail Banking's pre-tax income excluding Home Ownership Savings Plans and Accounts effects rose 5.8% to €473 million.

The write-back of the provision for Home Ownership Savings Plans and Accounts brought in €27 million in additional accounting income in the first quarter (€10 million related to lower outstandings and €17 million due to changes in market rates), compared to €64 million in the first quarter of 2006.

This positive set of results once again reflects the substantial sales and marketing momentum of the Group's French Retail Banking business and is in line with the 4% revenue growth target for 2007 (excluding the effects of the provision for home saving plans and accounts).

[1] With 100% of French Private Banking.

In French Retail Banking, there were 80,000[2] net new **individual** chequing and deposit accounts, a trend spurred on by new offers geared to young people. Outstandings on loans to individual customers increased by 11.1%. Life insurance savings inflows matched the record volume posted in the first quarter of 2006, whilst the market as a whole was trending downward.

During the same period, outstanding **corporate** lending showed a 7.8% increase on the first quarter of 2006, driven by investment loans. Cross-selling of value-added products and services to corporate customers has been rapidly gaining ground in the business centres.

BNL banca commerciale (BNL bc)

The Italian retail network[3] posted revenues of €638 million, a figure 7.8% higher than in the first quarter of 2006 on a pro forma basis, whereas on the same basis, operating expenses rose by only 1% to €412 million.

With the cost of risk edging downward (- 3.6%), and after sharing one third of its Private Banking income in Italy with the AMS business, BNL bc booked pre-tax income of €143 million. On a pro forma basis, this represents an impressive 49.0% increase compared to the first quarter of 2006.

Sales and marketing efforts aimed at **individual customers** were boosted significantly by a new, innovative chequing account formula (Conto Revolution), active marketing campaigns and the distribution of high-performance life-insurance products in cooperation with the AMS business. In the area of net new accounts, BNL bc returned to positive figures: + 2,000 in the first quarter of 2007 (versus – 24,000 in the first quarter of 2006). Loan outstandings increased by 7.7% and deposit outstandings by 5.4% over the past year. At the same time, deployment of the new network sales and marketing structure has been moving along as scheduled.

The new structure dedicated to **corporate customers** will be fully developed by July 2007. This business is in the process of shifting towards high value-added products (e.g. structured loans, international trade financing) and cross-selling (particularly with Private Banking). Loan outstandings showed little change in the first quarter (+ 0.7%), whilst deposits edged up 4.5% compared to the first quarter of 2006.

Across all BNL units, **synergies** have been rapidly moving forward. After the €38 million in synergies posted in the second half of 2006, €27 million in further synergies were booked in the first quarter of 2007: €18 million at BNL bc and €9 million in the FRB, AMS and IRFS core businesses.

In addition to the €65 million synergies already recorded, the impact of what has already been done to date will result in a further €116 million of synergies that will be accounted for in the next few quarters. Hence, the necessary work to realise synergies of €181 million, i.e. 38% of the total €480 million synergies expected by the end of 2009, has already been undertaken as at 31 March 2007.

These results mark the first achievements in the process of successfully integrating BNL into the BNP Paribas Group.

International Retail Banking and Financial Services (IRFS)

Revenues booked by the International Retail Banking and Financial Services business (IRFS) rose 8.7% to €1,919 million, whilst operating expenses rose 10.2% to €1,098 million. These figures reflect both the impact of integrating UkrSibbank and Locafit, and the impact of a lower dollar on the translation of BancWest's results into euros. At constant scope and exchange rates, sustained organic revenue growth is almost in line with growth in operating expenses: + 8.5% in the first case and + 8.7% in the second. Gross operating income rose 6.6% to €821 million (+ 8.2% at constant scope and exchange rates).

The cost of risk (€202 million) was up 32.0%. At constant scope and exchange rates, this translates into a 22.1% increase on the particularly low figure for the first quarter of 2006.

Pre-tax income was €639 million. This figure was 5.3% lower than in the first quarter of 2006, a period that benefited from a €37 million non-operating gain. At constant scope and exchange rates, pre-tax income for the IRFS core business was up 4.0%.

[2] Net of accounts closed
[3] Including 100% of Italian Private Banking

Cetelem has maintained its sales and marketing momentum. Revenues in the first quarter were up 11.7%, with particularly buoyant growth in outstandings (+ 20.5% year-on-year) both in France (+ 17.6%) and outside of France (+ 24.7%). Although this vigorous growth was accompanied by higher operating expenses (+ 11.3%), the result was still a positive jaws effect. The cost of risk calculated on risk-weighted assets was 197 basis points, showing little change. Operating income thus grew by 9.7% to €170 million.

Equipment Solutions and **UCB** continued their rapid expansion in Europe during the first quarter. Together, they have total outstandings of over €60 billion, €389 million in revenues (+ 14.1% year-on-year) and €140 million in operating income (+ 17.6% year-on-year).

Retail banking in the **Emerging Markets** booked an impressive 45.9% increase in revenues (€305 million), through the combined effect of the acquisition of UkrSibbank and robust organic growth (+ 35.1% at constant scope and exchange rates). In the Mediterranean, Gulf region and Far-Eastern Europe, 340 new branches were opened in 2006, above all in the second half, and 47 more in the first quarter of 2007. The rise in costs (+ 29.9% at constant scope and exchange rates) reflects this strong growth, whilst maintaining a positive jaws effect at constant scope and exchange rates.

At the same time, cross-selling with other Group business lines has been consistently promoted as a means of gradually deploying the BNP Paribas business model in these high-potential markets. The experience of TEB in Turkey, two years after it joined the Group (in February 2005), offers a good illustration of this approach. TEB doubled the number of its branches and initiated operational cross-selling with BNP Paribas Lease Group, Arval, UCB and more recently BNL.

BancWest has shown positive sales and marketing momentum, with loan outstandings 5.8% higher than in the first quarter of 2006 (at constant exchange rates) and with insurance, brokerage and derivative sales fees rising sharply. However, increasing yield curve inversion has pushed down BancWest's interest margin to 3.21%, from 3.48% in the first quarter of 2006. Moreover, the slide in the dollar (- 8% on average between the first quarter of 2006 and the first quarter of 2007) has reduced the euro value of BancWest's earnings. Revenues thus dipped 11.4% (or 4.1% at constant exchange rates) to €511 million. Operating expenses also went down (- 8.5%, or - 0.7% at constant exchange rates), despite the organic growth plan currently being implemented. Because BancWest has a portfolio of high-quality mortgage loans, the cost of risk remains limited to €23 million (i.e. 24 basis points calculated on risk-weighted assets), but it still exceeds the extremely low €9 million figure booked in the first quarter of 2006. BancWest thus posted pre-tax income of €220 million (20.0% lower than in the first quarter of 2006, or 13.4% lower at constant exchange rates).

2 – AMS

Quarter after quarter, Asset Management and Services has demonstrated the power of its business model to generate growth and create value. In the first quarter of 2007, revenues jumped 21.9% (+ 17.0% at constant scope and exchange rates). Operating expenses were held in check (+ 14.7% at constant scope and exchange rates, generating a 2.3 points positive jaws effect), with the result that pre-tax income (€492 million) rose by a sizeable 22.7%, or 17.1% at constant scope and exchange rates.

At 31 March 2007, assets under management by the different AMS business lines, including those managed by BNL, totalled €567 billion, a figure €27 billion higher than at 31 December 2006. This sharp rise can be attributed in large part to **record net asset inflows** in the first quarter: €15 billion, or an annualised asset inflow rate equal to 11.1% of assets under management.

Wealth and Asset Management posted strong business and revenue growth, both in asset management and distribution and in brokerage and real estate services. Pre-tax income surged 30.3%.

The **Insurance** businesses maintained their rapid growth rate of the preceding years. In the first quarter of 2007, this business line booked record asset inflows in France that were a slight 1% higher than in the first quarter of 2006, considered an outstanding period. Savings inflows outside of France rose sharply (+ 18%) year-on-year, particularly in India and the United Kingdom. Pre-tax income was 13.4% higher than in the first quarter of 2006.

The **Securities Services** business continued to expand at a steady pace. Assets under custody totalled €3,660 billion (+ 11.2% compared to 31 March 2006), whilst assets under administration jumped 31.2% to €706.2 billion. Pre-tax income in the first quarter rose 27.8% year-on-year.

3 – Corporate and Investment Banking (CIB)

CIB had taken full advantage of the exceptional environment in 1Q06 to report record quarterly revenues. In 1Q07, within a less exceptional environment, CIB underscored the strength of its platforms by exceeding the prior record by 5.0%, booking a total of €2,396 million in revenues.

The year-on-year increase in operating expenses was kept to 2.2%, with the result that gross operating income rose 8.4% to €1,125 million. The Group's CIB business has a cost/income ratio of 53.0%, which is one of the best levels achieved anywhere in the world in this business.

In the first quarter, write-backs of certain provisions, particularly in the United States, exceeded the low additions to provisions. This brought the balance to + €56 million (up from + €18 million in the first quarter of 2006).

Corporate and Investment Banking thus posted an 11.9% increase in pre-tax income to €1,191 million.

This set of results was made possible by the first-rate positioning the Group has gradually established in the most highly technical businesses in corporate and investment banking.

Advisory and Capital Markets enjoyed sustained growth in customer business. In the first quarter, revenues were 3.0% higher than the exceptional level achieved in the first quarter of 2006, due to outstanding performance in equity derivatives, whilst the fixed income business line succeeded in matching the extremely high revenue figure booked in the previous year. Market risk remained low.

The **Financing Businesses** booked revenues that were 9.9% above the figure posted in the first quarter of 2006. Acquisition and LBO financing deals generated substantial fee income, whilst growth in structured energy and transportation finance was sufficient to offset the recent falloff in oil prices.

4 – Other Business

Income from other, non-operating business jumped from €286 million in the first quarter of 2006 to €541 million in the first quarter of 2007 (+ €255 million). This sharp rise is chiefly attributable to the disposal of Vivarte.

Operating expenses for other non-operating business (€103 million) stood €25 million higher than in the first quarter of 2006. This difference is due above all to **BNL restructuring expenditures**, which totalled €23 million in the first quarter of 2007 compared to 0 in the first quarter of 2006.

♦

The Tier 1 ratio remained stable at 7.4% as at 31 March 2007.

During the first quarter, the Group continued with its capital management policy. In addition to giving precedence to organic growth (at constant scope and exchange rates, risk-weighted assets grew 9% over the past twelve months), BNP Paribas carried out several targeted acquisitions to accelerate value creation in its core businesses (particularly in Asset Management and Services). The process of gaining control of Findomestic was initiated when the Group exercised its call option on 1% of the company's capital with the purpose of raising its stake to 51%. Discussions with Banca Cassa di Risparmio di Firenze are in progress on this issue. Finally, in the first quarter of 2007, BNP Paribas bought back €11.6 million of its own shares at an average price of €80.07 per share.

Earnings per share in the first quarter were thus €2.73, up 14.5% year-on-year, despite the full impact of the capital increase carried out on 31 March 2006.

♦

♦ ♦

A PAN-EUROPEAN LEADER

BNP Paribas was one of the first players in the banking industry to embrace European consolidation. Since 2000, the Group has been methodically building up pan-European platforms in Retail Financial Services, in Corporate and Investment Banking and in Asset Management and Services. Through a combination of sustained organic growth and targeted acquisitions, those platforms have achieved European leadership in their specific businesses.

The acquisition of BNL a year ago marked a decisive milestone for BNP Paribas. It was carried out quickly, at what was a reasonable price at the time and which now looks more than attractive. Through this acquisition, BNP Paribas has become one of the very first groups to have two Euro-zone domestic retail banking markets.

The successful build-up of this second domestic base demonstrates the validity of the BNP Paribas growth model, a model that welds together the power of the Group's pan-European specialist platforms, its retail banking expertise and the integration know-how developed in the course of the merger between BNP and Paribas.



Commenting on these results, CEO Baudouin Prot said, "Once again, BNP Paribas has achieved strong organic revenue and income growth in the first quarter of 2007 in comparison with the prior-year first quarter, in which the corresponding figures were already high. I should like to thank all the teams in the Group for their tremendous commitment and involvement.

Our acquisition of BNL is yielding the success we expected. This confirms both the potential that the Italian market holds and the Group's first-rate skills when it comes to integration. BNP Paribas is effectively deploying its growth-generating and value-creating business model."



CONSOLIDATED PROFIT AND LOSS ACCOUNT

In millions of euros	1Q07	1Q06	1Q07/ 1Q06	4Q06	1Q07/ 4Q06
Revenues	**8,213**	**6,817**	**+20.5%**	**7,052**	**+16.5%**
Operating Expenses and Dep.	-4,586	-3,862	+18.7%	-4,654	-1.5%
Gross Operating Income	**3,627**	**2,955**	**+22.7%**	**2,398**	**+51.3%**
Provisions	-260	-116	n.s.	-282	-7.8%
Operating Income	**3,367**	**2,839**	**+18.6%**	**2,116**	**+59.1%**
Associated Companies	127	62	x2.0	54	x2.4
Other Non Operating Items	1	35	n.s.	145	n.s.
Non Operating Items	**128**	**97**	**+32.0%**	**199**	**-35.7%**
Pre-Tax Income	**3,495**	**2,936**	**+19.0%**	**2,315**	**+51.0%**
Tax Expense	-854	-806	+6.0%	-481	+77.5%
Minority Interests	-134	-117	+14.5%	-115	+16.5%
Net Income, Group Share	**2,507**	**2,013**	**+24.5%**	**1,719**	**+45.8%**
Cost / Income	55.8%	56.7%	-0.9 pt	66.0%	-10.2 pt

Operationnal businesses at constant scope and exchange rates/1Q06:

- Revenues	*+ 7.1%*
- Operating exp. and dep.	*+ 5.8%*
- Gross operating income	*+ 8.9%*

- Substantial revenue growth
  - BNL integration and first synergies
  - Sustained organic growth in core businesses: +7.1%/1Q06 at constant scope and exchange rates
  - Significant capital gains
- Operating expenses: +5.8%/1Q06 at constant scope and exchange rates for core businesses
  - Positive 1.3 point jaws effect
- Cost of risk: scope effect of €109mn (including €97mn due to BNL integration)
- Sharp rise in pre-tax income for core businesses
  - +9.7%/1Q06 at constant scope and exchange rates

1Q07 - RESULTS BY CORE BUSINESSES

In millions of euros	FRB	BNL bc	IRFS	AMS	CIB	Operational Businesses	Other Activities*	Group
Revenues	**1,459**	**631**	**1,919**	**1,267**	**2,396**	**7,672**	**541**	**8,213**
Change/1Q06	+1.0%		+8.7%	+21.9%	+5.0%	+17.5%	+89.2%	+20.5%
Change/4Q06	+7.7%	-2.0%	+0.8%	+9.3%	+20.5%	+8.8%	n.s.	+16.5%
Operating Expenses and Dep.	-927	-407	-1,098	-780	-1,271	-4,483	-103	-4,586
Change/1Q06	+2.8%		+10.2%	+21.5%	+2.2%	+18.5%	+32.1%	+18.7%
Change/4Q06	-2.1%	-14.3%	-3.3%	+1.3%	+23.3%	+2.9%	-65.2%	-1.5%
Gross Operating Income	**532**	**224**	**821**	**487**	**1,125**	**3,189**	**438**	**3,627**
Change/1Q06	-1.8%		+6.6%	+22.7%	+8.4%	+16.1%	n.s.	+22.7%
Change/4Q06	+30.4%	+32.5%	+6.8%	+25.2%	+17.6%	+18.5%	n.s.	+51.3%
Provisions	-32	-81	-202	-2	56	-261	1	-260
Change/1Q06	+3.2%		+32.0%	n.s.	n.s.	+64.2%	-97.7%	n.s.
Change/4Q06	-42.9%	-11.0%	+23.9%	n.s.	+64.7%	-7.1%	n.s.	-7.8%
Operating Income	**500**	**143**	**619**	**485**	**1,181**	**2,928**	**439**	**3,367**
Change/1Q06	-2.2%		+0.3%	+20.0%	+11.8%	+13.1%	+74.9%	+18.6%
Change/4Q06	+42.0%	+83.3%	+2.1%	+26.3%	+19.2%	+21.4%	n.s.	+59.1%
Associated Companies	0	0	19	7	6	32	95	127
Other Non Operating Items	0	0	1	0	4	5	-4	1
Pre-Tax Income	**500**	**143**	**639**	**492**	**1,191**	**2,965**	**530**	**3,495**
Change/1Q06	-2.2%		-5.3%	+22.7%	+11.9%	+11.8%	+86.0%	+19.0%
Change/4Q06	+41.6%	+70.2%	+6.5%	+20.0%	+20.3%	+21.7%	n.s.	+51.0%

In millions of euros	FRB	BNL bc	IRFS	AMS	CIB	Operational Businesses	Other Activities*	Group
Revenues	**1,459**	**631**	**1,919**	**1,267**	**2,396**	**7,672**	**541**	**8,213**
1Q06	1,444		1,766	1,039	2,282	6,531	286	6,817
4Q06	1,355	644	1,904	1,159	1,988	7,050	2	7,052
Operating Expenses and Dep.	-927	-407	-1,098	-780	-1,271	-4,483	-103	-4,586
1Q06	-902		-996	-642	-1,244	-3,784	-78	-3,862
4Q06	-947	-475	-1,135	-770	-1,031	-4,358	-296	-4,654
Gross Operating Income	**532**	**224**	**821**	**487**	**1,125**	**3,189**	**438**	**3,627**
1Q06	542		770	397	1,038	2,747	208	2,955
4Q06	408	169	769	389	957	2,692	-294	2,398
Provisions	-32	-81	-202	-2	56	-261	1	-260
1Q06	-31		-153	7	18	-159	43	-116
4Q06	-56	-91	-163	-5	34	-281	-1	-282
Operating Income	**500**	**143**	**619**	**485**	**1,181**	**2,928**	**439**	**3,367**
1Q06	511		617	404	1,056	2,588	251	2,839
4Q06	352	78	606	384	991	2,411	-295	2,116
Associated Companies	0	0	19	7	6	32	95	127
1Q06	0		20	-1	1	20	42	62
4Q06	1	0	-9	29	7	28	26	54
Other Non Operating Items	0	0	1	0	4	5	-4	1
1Q06	0		38	-2	7	43	-8	35
4Q06	0	6	3	-3	-8	-2	147	145
Pre-Tax Income	**500**	**143**	**639**	**492**	**1,191**	**2,965**	**530**	**3,495**
1Q06	511		675	401	1,064	2,651	285	2,936
4Q06	353	84	600	410	990	2,437	-122	2,315
Minority Interests								-134
Tax Expense								-854
Net Income, Group Share								**2,507**

**Including BNP Paribas Capital*

FRENCH RETAIL BANKING

French Retail Banking excluding PEL/CEL effects

In millions of euros	1Q07	1Q06	1Q07/ 1Q06	4Q06	1Q07/ 4Q06
Revenues	**1,499**	**1,440**	**+4.1%**	**1,385**	**+8.2%**
Incl. Interest Margin	*802*	*802*	*+0.0%*	*768*	*+4.4%*
Incl. Fees	*697*	*638*	*+9.2%*	*617*	*+13.0%*
Operating Expenses and Dep.	-954	-927	+2.9%	-972	-1.9%
Gross Operating Income	**545**	**513**	**+6.2%**	**413**	**+32.0%**
Provisions	-31	-31	+0.0%	-56	-44.6%
Operating Income	**514**	**482**	**+6.6%**	**357**	**+44.0%**
Non Operating Items	0	0	n.s.	1	n.s.
Pre-Tax Income	**514**	**482**	**+6.6%**	**358**	**+43.6%**
Income Attributable to AMS	-41	-35	+17.1%	-28	+46.4%
Pre-Tax Income of French Retail Bkg	**473**	**447**	**+5.8%**	**330**	**+43.3%**
Cost / Income	63.6%	64.4%	-0.8 pt	70.2%	-6.6 pt

Including 100% of French Private Banking for Revenues to Pre-Tax Income line items

- Revenues: +4.1%/1Q06
  - Interest margin stable (+0.0%)/1Q06, despite the unfavourable impact of higher regulated rates and a flatter yield curve, whose effects were compensated by a powerful sale and marketing momentum
  - Sharply rising fees: +9.2%/1Q06
- Operating expenses and depreciation under control: +2.9%/1Q06
- Cost of risk still very low as in 1Q06 : 15 bp in 1Q07

French Retail Banking including PEL/CEL effects

In millions of euros	1Q07	1Q06	1Q07/ 1Q06	4Q06	1Q07/ 4Q06
Revenues	**1,526**	**1,504**	**+1.5%**	**1,408**	**+8.4%**
Incl. Interest Margin	*829*	*866*	*-4.3%*	*791*	*+4.8%*
Incl. Fees	*697*	*638*	*+9.2%*	*617*	*+13.0%*
Operating Expenses and Dep.	-954	-927	+2.9%	-972	-1.9%
Gross Operating Income	**572**	**577**	**-0.9%**	**436**	**+31.2%**
Provisions	-31	-31	+0.0%	-56	-44.6%
Operating Income	**541**	**546**	**-0.9%**	**380**	**+42.4%**
Non Operating Items	0	0	n.s.	1	n.s.
Pre-Tax Income	**541**	**546**	**-0.9%**	**381**	**+42.0%**
Income Attributable to AMS	-41	-35	+17.1%	-28	+46.4%
Pre-Tax Income of French Retail Bkg	**500**	**511**	**-2.2%**	**353**	**+41.6%**
Cost / Income	62.5%	61.6%	+0.9 pt	69.0%	-6.5 pt
Allocated Equity (Ebn)	5.7	5.4	+5.5%		

Including 100% of French Private Banking for Revenues to Pre-Tax Income line items

- Interest income not representative of FRB business activity
  - Because it is impacted by variations in the PEL/CEL provision
- PEL/CEL effects: €27mn in 1Q07 vs. €64mn in 1Q06 and €23mn in 4Q06
  - Volume effect of €10mn
  - Interest rate effect of €17mn

Individual Customers

- Increasing new customer wins
  - 80,000 new customers won over, with a major contribution from the new product aimed at young people (*Multiplacements Avenir*)
  - The youth market: building loyalty with an offer and sales approach tailored to different steps of life (e.g. "*Weezbee*" and *Livret Jeunes* savings accounts, loans, Internet), that will rabe wallet share
- Continued innovation
  - Structured capital-guaranteed indexed mutual funds successfully launched (*Conquistador* and *Mambo*)

Corporate Customers

- Business Centres performing well
  - Major investment momentum (mutual funds outstandings: +13.3%/1Q06)
  - Strong business growth at regional dealing rooms: +40%/1Q06
  - +26% new vehicles released by Arval
  - Rising cash collections (cheques, bankcards, direct debit): +10.8%/1Q06

FEES

- Fees on investment funds and transactions: +11.2%/1Q06, up sharply despite an particularly high comparative base
  - Sharp rise in market transactions
  - Strong growth in fees on outstandings, due to high investment volumes in 2006 and to the large share of unit-linked life insurance products
- Other banking services fees: +8.0%/1Q06
  - Strong sales and marketing momentum due to an expanding and increasingly active customer base
  - Banking fee structure stable at competitive levels (*Consommation, Logement et Cadre de Vie Survey* – 2007)



Fees
638
623
592
617
697
259
235
206
231
288
379
388
387
386
409
in €mn
1Q06
2Q06
3Q06
4Q06
1Q07
Fees on investment funds and transactions
Fees on other banking transactions

LENDINGS, DEPOSITS AND SAVINGS, FUNDS UNDER MANAGEMENT

in billions of euros	Outstandings 1Q07	% Change 1 year 1Q07/1Q06	% Change 1 quarter 1Q07/4Q06
LENDINGS (1)			
Total loans	101.1	+9.0%	+2.8%
Individual Customers	54.2	+11.1%	+2.0%
Incl. Mortgages	46.7	+12.0%	+2.2%
Incl. Consumer Lending	7.5	+5.9%	+0.7%
Corporates	43.6	+7.8%	+4.1%
DEPOSITS AND SAVINGS (1)	83.7	+5.8%	+1.9%
Cheque and Current Accounts	35.1	+6.9%	+0.8%
Saving Accounts	37.3	-2.2%	+1.2%
Market Rate Deposits	11.3	+39.7%	+8.0%

(1) Average cash outstandings

in billions of euros	31-Mar-07	% Change 31.03.07/ 31.03.06	% Change 31.03.07/ 31.12.06
Funds under management			
Life insurance	54.5	+12.8%	+4.1%
Mutual fund (2)	82.2	+14.7%	+6.1%

(2) These statistics do not include funds assets registered in Luxembourg (PARVEST). Source: Europerformance.

- Sales and marketing momentum
  - Mortgage loans: a selective policy in a low-margin environment
  - Corporate lending: volume growth driven primarily by investment loans
  - Cheque and deposit accounts: significant corporate customer contribution to deposits
  - Sustained life insurance inflows thanks to renewed sales offer, despite a high comparative base (in line with 1Q06 vs. -6% for the market as a whole* - *Source : FFSA*)

BNL banca commerciale

In millions of euros	1Q07	1Q06 pro forma	1Q07/ 1Q06	4Q06	1Q07/ 4Q06
Revenues	**638**	**592**	**+7.8%**	**651**	**-2.0%**
Operating Expenses and Dep.	-412	-408	+1.0%	-481	-14.3%
Gross Operating Income	**226**	**184**	**+22.8%**	**170**	**+32.9%**
Provisions	-81	-84	-3.6%	-91	-11.0%
Operating Income	**145**	**100**	**+45.0%**	**79**	**+83.5%**
Other Non Operating Items	0	-2	n.s.	6	n.s.
Pre-Tax Income	**145**	**98**	**+48.0%**	**85**	**+70.6%**
Income attributable to AMS	-2	-2	+0.0%	-1	n.s.
Pre-Tax Income of Italian Retail Bkg	**143**	**96**	**+49.0%**	**84**	**+70.2%**
Cost / Income	64.6%	68.9%	-4.3 pt	73.9%	-9.3 pt
Allocated Equity (Ebn)	3.0	2.8	+6.0%		

Including 100% of Private Banking in Italy for the line items from Revenues to Pre-tax Income

- Revenue growth: +7.8%/1Q06 pro forma
  - Higher interest income thanks to volumes and spreads on deposits
- Synergies in 1Q07 accounts on target
  - €9mn in cost synergies, €12mn in revenue synergies and €2mn in marginal costs
- Cost of risk stable
  - 67 bp vs. 72 bp in 1Q06 pro forma (annualised in bp of RWA)
- Pre-tax income: +49.0%/1Q06

LENDINGS, DEPOSITS AND SAVINGS, FUNDS UNDER MANAGEMENT

(in €bn)	Outstandings 1Q07	% Change 1 year 1Q07/1Q06	% Change 1 quarter 1Q07/4Q06
GROSS LOANS (1)	**50.9**	***+3.8%***	***-0.8%***
Retail & Private	23.2	*+7.7%*	*+0.9%*
o/w mortgages	16.6	*+10.2%*	*+1.3%*
Corporate	27.7	*+0.7%*	*-2.2%*
DEPOSITS AND SAVINGS (1)	**31.7**	***+5.1%***	***+1.7%***
Retail & Private	20.7	*+5.4%*	*+1.4%*
Corporate	11.1	*+4.5%*	*+2.2%*

(1) Average volumes

FUNDS UNDER MANAGEMENT	31-Mar-07	% Change 31.03.07/ 31.03.06	% Change 31.03.07/ 31.12.06
Mutual funds (2)	11.9	*-19.7%*	*-7.7%*
Life insurance	10.4	*+23.1%*	*+8.3%*

(2) Net of Parvest operations not attributable to BNL bc (unit-linked products included)

- Retail loan growth driven by high mortgage volumes
- Corporate loans impacted by the reduction in over-concentrations
- Significant growth of deposits in retail and corporate segments
- Net outflows in mutual funds offset by strong growth of outstandings in life insurance

RETAIL & PRIVATE

- +2,000 net new accounts vs. -24,000 in 1Q06
  - Individuals: new accounts +43%/1Q06 (+70% since *Conto Revolution* launch)
  - Contacts with individual clients during commercial campaigns: + 30%/1Q06
  - Small business: new accounts +129%/1Q06 with a reduction of attrition by 31%
- Success of cross synergies with AMS on bancassurance
  - Net asset flow: x2.2/1Q06 thanks to the launch of *Total Return* life insurance contract
- Multichannel distribution for Small Business clients
  - *Business Way* contracts: 4,300 (1,500 in 1Q06)
  - *Business Way* deals: 246,900 (121,400 in 1Q06)



Total net new accounts openings
0
+ 2,000
- 24,000
1Q06
1Q07



CORPORATE

- 21 business centers with new coverage and business model
  - Senior bankers appointed to enhance cross selling with CIB
  - New credit governance: introduction of regional credit risk structures
  - Launch of model on a national scale by July 2007
- Business refocused on more profitable products and cross-selling initiatives
  - 670 new accounts opened (of which 130 > €10mn turnover)
  - 60 structured finance mandates signed, of which 32 closed
  - Growth in trade finance fees (+10%/1Q06)
  - Cross selling with Private Banking: 50% of yearly target reached



Structured finance mandates signed
x2
33
60
1Q06
1Q07

COST OF RISK

- Under Italian practices, BNL cost of risk lower than peers
- BNL cost of risk group contribution not comparable with practices applied by Italian peers
- Stable cost of risk in BNL bc: 67 bp in 2006 and 67 bp in 1Q07
  - Higher than BNL, as activities transferred to CIB and IRFS have a lower cost of risk
- Cost of risk stable although seemingly higher than under Italian practices



BNL vs Peers
(Italian practices)
in bp of RWA
39
49
BNL* 2006
Peers** 2006



BNL and BNL bc
Group contribution***
in bp of RWA
56
67
BNL 2006
BNL bc 2006

***Including 1Q06 pro forma



BNL bc quarterly
Group contribution
annualized in bp of RWA
72
46
76
76
67
1Q06
2Q06
3Q06
4Q06
1Q07

*Excluding the one-off impact of harmonisations with BNP Paribas balance sheet adjustments and accounting standards
** Peer average includes Banca Intesa, Capitalia, Unicredit, San Paolo IMI, MPS (BNL estimates on published figures)

INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES

In millions of euros	1Q07	1Q06	1Q07/ 1Q06	4Q06	1Q07/ 4Q06
Revenues	**1,919**	**1,766**	**+8.7%**	**1,904**	**+0.8%**
Operating Expenses and Dep.	-1,098	-996	+10.2%	-1,135	-3.3%
Gross Operating Income	**821**	**770**	**+6.6%**	**769**	**+6.8%**
Provisions	-202	-153	+32.0%	-163	+23.9%
Operating Income	**619**	**617**	**+0.3%**	**606**	**+2.1%**
Associated Companies	19	20	-5.0%	-9	n.s.
Other Non Operating Items	1	38	n.s.	3	n.s.
Pre-Tax Income	**639**	**675**	**-5.3%**	**600**	**+6.5%**
Cost / Income	57.2%	56.4%	+0.8 pt	59.6%	-2.4 pt
Allocated Equity (Ebn)	7.7	6.9	+10.8%		

At constant scope and exchange rates/1Q06: Revenues, +8.5%; Operating Expenses and Depreciation, +8.7%; Gross Operating Income, +8.2%; Operating Income, +4.4%; Pre-Tax Income, +4.0%

- Scope and exchange rate effects
  - Integration of UkrSibbank
  - Average decline of the dollar: 8%/1Q06
  - Other non-operating items: €37mn gain in 1Q06 on the disposal of a previously consolidated subsidiary
  - Pre-tax income at constant scope and exchange rates: +4.0%/1Q06

CETELEM

In millions of euros	1Q07	1Q06	1Q07/ 1Q06	4Q06	1Q07/ 4Q06
Revenues	**714**	**639**	**+11.7%**	**690**	**+3.5%**
Operating Expenses and Dep.	-393	-353	+11.3%	-430	-8.6%
Gross Operating Income	**321**	**286**	**+12.2%**	**260**	**+23.5%**
Provisions	-151	-131	+15.3%	-101	+49.5%
Operating Income	**170**	**155**	**+9.7%**	**159**	**+6.9%**
Associated Companies	17	18	-5.6%	1	n.s.
Other Non Operating Items	0	37	n.s.	-1	n.s.
Pre-Tax Income	**187**	**210**	**-11.0%**	**159**	**+17.6%**
Cost / Income	55.0%	55.2%	-0.2 pt	62.3%	-7.3 pt
Allocated Equity (Ebn)	2.1	1.8	+14.5%		

At constant scope and exchange rates/1Q06: Revenues, +10.5%; Operating Expenses and Depreciation, +9.5%; Gross Operating Income, +11.8% Pre-tax income, +9.4%

- Revenues: +10.5%*/1Q06, over half of total growth achieved outside of France
- Positive 1 point jaws effect at constant scope and exchange rates
- Cost of risk stable at 197 bp of risk-weighted assets vs. 196 bp in 1Q06
- Process to gain control of Findomestic initiated on 19 March 2007
  - Call option on 1% of Findomestic's capital exercised
  - Discussions in progress with Cassa di Risparmio di Firenze
- Pre-tax income: +9.4%*/1Q06
  - One-off €37mn gain in 1Q06 on the disposal of a consolidated subsidiary

**At constant scope and exchange rates/1Q06*

BANCWEST

In millions of euros	1Q07	1Q06	1Q07/ 1Q06	4Q06	1Q07/ 4Q06
Revenues	**511**	**577**	**-11.4%**	**534**	**-4.3%**
Operating Expenses and Dep.	-268	-293	-8.5%	-267	+0.4%
Gross Operating Income	**243**	**284**	**-14.4%**	**267**	**-9.0%**
Provisions	-23	-9	n.s.	-20	+15.0%
Operating Income	**220**	**275**	**-20.0%**	**247**	**-10.9%**
Associated Companies	0	0	n.s.	0	n.s.
Other Non Operating Items	0	0	n.s.	1	n.s.
Pre-Tax Income	**220**	**275**	**-20.0%**	**248**	**-11.3%**
Cost / Income	52.4%	50.8%	+1.6 pt	50.0%	+2.4 pt
Allocated Equity (Ebn)	2.4	2.7	-9.0%		

At constant scope and exchange rates/1Q06: Revenues, -4.1%; Operating Expenses and Depreciation, -0,7%; Gross Operating Income, -7.5%

- Revenues : -4.1% at constant exchange rates/1Q06
  - Good sales and marketing momentum
  - Impact of yield curve inversion on net interest margin: -27 bp/1Q06
  - Strong rise in fees (insurance, brokerage, derivatives)
- Operating expenses: -0.7% at constant exchange rates/1Q06
  - 9 branches opened, including 7 specialty branches (4 Agribusiness, 2 Corporate, 1 Insurance)
  - Extension of the products and services offering, particularly in cash management and Private Banking
  - Expansion financed by the full-year impact of synergies from integrating Commercial Federal
- Moderate cost of risk (24 bp of risk-weighted assets)
  - Extremely low 1Q06 benchmark: 9 bp

(US GAAP)

(in billions of USD)	1Q07	1Q06	1Q07 /1Q06	4Q06	1Q07 /4Q06
Total Assets	**66.6**	65.4	+1.8%	66.9	-0.4%
Loans and Leases	**46.1**	43.6	+5.8%	45.6	+1.2%
Deposits	**43.7**	41.8	+4.6%	44.4	-1.4%

	31.03.07	31.03.06	31.03.07 /31.03.06	31.12.06	31.03.07 /31.12.06
Non Performing Assets /Loans and foreclosed properties	**0.57%**	0.50%	+7 bp	0.57%	+0 bp

	1Q07	1Q06	1Q07 /1Q06	4Q06	1Q07 /4Q06
Net Interest Margin	**3.21%**	3.48%	-27 bp	3.13%	+8 bp

GOOD QUALITY OF THE REAL ESTATE PORTFOLIO

- Less exposed to the real estate sector than its peer group: 52% vs. 62%
- Commercial real estate: 25% of the portfolio
  - Half of the total corresponds to C&I loans collateralised by owner occupied property
  - Less than 2% is rated substandard by the bank
  - Makes a negligible contribution to BancWest's overall cost of risk
- Mortgage lending to individuals: 27% of the portfolio
  - Portfolio diversified over 20 U.S. States including California 39% and Hawaii 15%
  - Negligible share of loans granted to sub-prime customers



Loan portfolio as at 31/03/07
Consumer
Mortgage Lending
Commercial Real Estate
Commercial & Industrial
22%
26%
25%
27%
52%



Segmentation of mortgages granted to individuals
FICO scores
Super Prime
Prime
Sub Prime
48%
51%
1%
99%
50%
48%
2%
98%
First Mortgage
Home Equity Loans

EMERGING MARKETS

In millions of euros	1Q07	1Q06	1Q07 / 1Q06	4Q06	1Q07 / 4Q06
Revenues	**305**	**209**	**+45.9%**	**305**	**+0.0%**
Operating Expenses and Dep.	-205	-138	+48.6%	-204	+0.5%
Gross Operating Income	**100**	**71**	**+40.8%**	**101**	**-1.0%**
Provisions	-11	-3	n.s.	-22	n.s.
Operating Income	**89**	**68**	**+30.9%**	**79**	**+12.7%**
Associated Companies	4	0	n.s.	-1	n.s.
Other Non Operating Items	0	0	n.s.	2	n.s.
Pre-Tax Income	**93**	**68**	**+36.8%**	**80**	**+16.3%**
Cost / Income	67.2%	66.0%	+1.2 pt	66.9%	+0.3 pt
Allocated Equity (Ebn)	1.0	0.6	+52.3%		

At constant scope and exchange rates/1Q06: Revenues: +35.1%; Operating expenses and Depreciation: +29.9%; Gross Operating Income: +46.2%

- Scope effect: integration of UkrSibbank
- Positive jaws effect at constant scope and exchange rates
  - Revenues: +35.1%/1Q06
  - Operating expenses: +29.9%/1Q06
- Higher operating expenses due to strong organic growth
  - 80% of all 340 branch openings in 2006 took place in 2H06
  - 47 branches opened in 1Q07 vs. only 6 in 1Q06

EQUIPMENT SOLUTIONS, UCB

In millions of euros	1Q07	1Q06	1Q07/ 1Q06	4Q06	1Q07/ 4Q06
Revenues	**389**	**341**	**+14.1%**	**375**	**+3.7%**
Operating Expenses and Dep.	-232	-212	+9.4%	-234	-0.9%
Gross Operating Income	**157**	**129**	**+21.7%**	**141**	**+11.3%**
Provisions	-17	-10	+70.0%	-20	-15.0%
Operating Income	**140**	**119**	**+17.6%**	**121**	**+15.7%**
Associated Companies	-2	2	n.s.	-9	n.s.
Other Non Operating Items	1	1	+0.0%	1	+0.0%
Pre-Tax Income	**139**	**122**	**+13.9%**	**113**	**+23.0%**
Cost / Income	59.6%	62.2%	-2.6 pt	62.4%	-2.8 pt
Allocated Equity (Ebn)	2.2	1.8	+21.9%		

At constant scope and exchange rates/1Q06: Revenues, +6.8%; Operating Expenses and Depreciation; +4.1%; Gross Operating Income: +10.9%

- Arval: sustained business momentum
  - France: improvement on the used vehicle market
  - Outside of France: strong revenue growth, particularly in Germany, Italy and Spain
- BPLG: agreement to sell its 43.5% stake in Centro Leasing Banca to Cassa di Risparmio di Firenze
  - Amount close to €75mn
  - Transaction subject to approval by the Bank of Italy and the Italian Anti-trust Authority

FINANCIAL SERVICES – MANAGED OUTSTANDINGS

in billions of euros	Mar-07	Mar-06	% Change 1 year / Mar-06	Dec-06	% Change 1 quarter / Dec-06
CETELEM	**55.3**	**45.9**	**+20.5%**	**53.3**	**+3.6%**
France (1)	31.8	27.1	+17.6%	30.9	+3.2%
Outside France	23.4	18.8	+24.7%	22.5	+4.3%
BNP Paribas Lease Group MT (2)	**20.7**	**15.3**	**+35.5%**	**20.8**	**-0.2%**
France	10.5	10.7	-1.7%	10.6	-0.7%
Europe (excluding France) (2)	10.2	4.6	n.s.	10.2	+0.3%
UCB	**33.7**	**29.2**	**+15.5%**	**32.6**	**+3.5%**
France (1)	16.4	15.6	+4.9%	16.1	+1.7%
Europe (excluding France)	17.3	13.6	+27.7%	16.5	+5.2%
Long Term Leasing with Services	**6.8**	**6.2**	**+9.8%**	**6.6**	**+1.8%**
France	2.2	2.0	+10.3%	2.1	+3.8%
Europe (excluding France)	4.5	4.1	+9.6%	4.5	+0.9%
ARVAL *(in thousands)*					
Financed vehicles	**512**	**470**	**+9.0%**	**504**	**+1.7%**
included in total managed vehicles	615	596	+3.2%	623	-1.3%

(1) Transfers from UCB France to Cetelem France (debt consolidation activity): €1bn as at 31.03.07 and €0.9bn as at 31.12.06

(2) Consolidation of Locafit outstandings (Leasing subsidiary of BNL): €5.0bn as at 31.12.06

ASSET MANAGEMENT AND SERVICES

In millions of euros	1Q07	1Q06	1Q07/ 1Q06	4Q06	1Q07/ 4Q06
Revenues	**1,267**	**1,039**	**+21.9%**	**1,159**	**+9.3%**
Operating Expenses and Dep.	-780	-642	+21.5%	-770	+1.3%
Gross Operating Income	**487**	**397**	**+22.7%**	**389**	**+25.2%**
Provisions	-2	7	n.s.	-5	n.s.
Operating Income	**485**	**404**	**+20.0%**	**384**	**+26.3%**
Associated Companies	7	-1	n.s.	29	n.s.
Other Non Operating Items	0	-2	n.s.	-3	n.s.
Pre-Tax Income	**492**	**401**	**+22.7%**	**410**	**+20.0%**
Cost / Income	61.6%	61.8%	-0.2 pt	66.4%	-4.8 pt
Allocated Equity (Ebn)	5.0	4.2	+18.1%		

At constant scope and exchange rates/1Q06 : Revenues, +17.0%; Operating Expenses and Depreciation, +14.7%; Gross Operating Income, +20.7%

- Very strong organic growth: revenues +17.0%/1Q06 at constant scope and exchange rates
  - Significant contribution from past rise in assets under management (+13.7% in 1 year)
  - High transaction volumes (Securities Services +25.5%, Personal Investors +17%)
- Operating expenses under control: +14.7%/1Q06 at constant scope and exchange rates
  - Positive 2.3 points jaws effect at constant scope and exchange rates
  - Investments to accompany surging organic growth and stepped-up international expansion
- Sharp rise in profitability
  - Pre-tax income: +22.7%/1Q06

ASSETS UNDER MANAGEMENT

- Assets under management: €27bn increase to €567bn in 1Q07*
- Annualised net asset inflows of 11.1%



Assets under management
BNL impact as at 31.12.06
491
10
Private Banking (100%)
25
Asset Management
10
Insurance
4
Real Estate Services
540
in €bn
31.12.06
31.12.06 pro forma
Assets under management*
540
BNL 49
491
15
Net asset inflows
12
Performance, exchange rate and scope effects
567
in €bn
31.12.06 pro forma
31.03.07

*At comparable scope

ACTIVITY

	31-Mar-06	31-Mar-07	31-Mar-07/ 31-Mar-06	31-Mar-07/ 31-Mar-06 pro forma**
Assets under management (in €bn)	**451.3**	**567.5**	**25.7%**	**13.7%**
Asset management	208.4	277.6	33.2%	17.3%
Private Banking and Cortal Consors	148.1	175.5	18.5%	11.0%
Insurance	94.8	106.4	12.2%	1.6%
Real Estate Services*	-	8.0	-	-

* *Assets under management and net inflows for Real Estate Services accounted for as of 30 June 2006*

	1Q06	1Q07	1Q07/1Q06
Net asset inflows (in €bn)	**10.9**	**15.0**	**37.8%**
Asset management	5.6	8.7	55.3%
Private Banking and Cortal Consors	3.2	3.5	10.0%
Insurance	2.1	2.8	33.9%

	31-Mar-06	31-Mar-07	31-Mar-07/ 31-Mar-06
Securities Services			
Assets under custody (in €bn)	3,291	3,660	+11.2%
Assets under administration (in €bn)	538.1	706.2	+31.2%
	1Q06	1Q07	1Q07/1Q06
Number of transactions (in thousands)	7,995	10,032	+25.5%

***Including BNL assets*

ASSET MANAGEMENT – BREAKDOWN OF AUM



31/12/06
Money Market 23%
Bonds 25%
51%
Equity 21%
Alternative, structured and index-based 14%
Diversified 15%
€251.4bn*
31/03/07
Bonds 21%
Money Market 26%
53%
Equity 21%
Alternative, structured and index-based 15%
Diversified 17%
€277.6bn

** including the assets of BNL Gestioni*

WEALTH AND ASSET MANAGEMENT

In millions of euros	1Q07	1Q06	1Q07/ 1Q06	4Q06	1Q07/ 4Q06
Revenues	**653**	**520**	**+25.6%**	**611**	**+6.9%**
Operating Expenses and Dep.	-429	-347	+23.6%	-427	+0.5%
Gross Operating Income	**224**	**173**	**+29.5%**	**184**	**+21.7%**
Provisions	-1	2	n.s.	-3	n.s.
Operating Income	**223**	**175**	**+27.4%**	**181**	**+23.2%**
Associated Companies	5	-1	n.s.	13	-61.5%
Other Non Operating Items	0	1	n.s.	-4	n.s.
Pre-Tax Income	**228**	**175**	**+30.3%**	**190**	**+20.0%**
Cost / Income	65.7%	66.7%	-1.0 pt	69.9%	-4.2 pt
Allocated Equity (Ebn)	1.5	1.2	+22.3%		

At constant scope and exchange rates/1Q06: Revenues, +15.5%; Operating Expenses and Depreciation, +10.0%; Gross Operating Income, +26.2%

- Surging business revenues +15.5%/1Q06 at constant scope and exchange rates
  - Sustained sales and marketing activity in brokerage, asset management and distribution as well as in real estate services
- Highly positive jaws effect: 5.5 points at constant scope and exchange rates
- Substantial contribution from recent acquisitions
  - Integration of BNL businesses, contributions from Gesinar and Fuller Peiser to Real Estate Services, 100% ownership of FFTW within Asset Management
- Pre-tax income: +30.3%/1Q06

INSURANCE

In millions of euros	1Q07	1Q06	1Q07/ 1Q06	4Q06	1Q07/ 4Q06
Revenues	**353**	**310**	**+13.9%**	**326**	**+8.3%**
Operating Expenses and Dep.	-159	-140	+13.6%	-156	+1.9%
Gross Operating Income	**194**	**170**	**+14.1%**	**170**	**+14.1%**
Provisions	-1	5	n.s.	-2	n.s.%
Operating Income	**193**	**175**	**+10.3%**	**168**	**+14.9%**
Associated Companies	2	0	n.s.	16	n.s.
Other Non Operating Items	0	-3	n.s.	1	n.s.
Pre-Tax Income	**195**	**172**	**+13.4%**	**185**	**+5.4%**
Cost / Income	45.0%	45.2%	-0.2 pt	47.9%	-2.9 pt
Allocated Equity (Ebn)	3.0	2.5	+18.9%		

- Revenues: +13.9%/1Q06
- Asset inflows on the rise despite the high reference in 1Q06
  - France: gross asset inflows of €3.6bn in 1Q07, +1%/1Q06 (-6% for the market as a whole – *source: FFSA*), with unit-linked insurance products accounting for 45.2% vs. 29% for the market as a whole
  - Outside of France: gross asset inflows of €1.2bn in 1Q07, rising sharply (+18%/1Q06), particularly in India (+155%) and the U.K. (+36%)
- Operating expenses: +13.6%/1Q06 to accompany buoyant growth in France and stepped-up international expansion
  - 2007: plans to set up operations in progress in 7 new countries
- Pre-tax income: +13.4%/1Q06

SECURITIES SERVICES

In millions of euros	1Q07	1Q06	1Q07/ 1Q06	4Q06	1Q07/ 4Q06
Revenues	**261**	**209**	**+24.9%**	**222**	**+17.6%**
Operating Expenses and Dep.	-192	-155	+23.9%	-187	+2.7%
Gross Operating Income	**69**	**54**	**+27.8%**	**35**	**+97.1%**
Provisions	0	0	n.s.	0	n.s.
Operating Income	**69**	**54**	**+27.8%**	**35**	**+97.1%**
Non Operating Items	0	0	n.s.	0	n.s.
Pre-Tax Income	**69**	**54**	**+27.8%**	**35**	**+97.1%**
Cost / Income	73.6%	74.2%	-0.6 pt	84.2%	-10.6 pt
Allocated Equity (Ebn)	0.5	0.5	+4.9%		

- Revenues: +24.9%/1Q06
  - Extremely buoyant organic growth due to a large number of new mandates
  - Surging transaction volumes
- Operating expenses and depreciation: +23.9%/1Q06
  - An expanded workforce and further investments to enable business expansion
- Targeted acquisitions in line with the global growth strategy
  - RBSI Securities Services, a recognised leader in British offshore markets, to respond more effectively to the growing needs of our customers in that area
  - ExelBank, Banco Sabadell's subsidiary dedicated to custody services, to consolidate our position amongst the top players on the high-growth Spanish market
- Pre-tax income: +27.8%/1Q06

CORPORATE AND INVESTMENT BANKING

In millions of euros	1Q07	1Q06	1Q07/ 1Q06	4Q06	1Q07/ 4Q06
Revenues	**2,396**	**2,282**	**+5.0%**	**1,988**	**+20.5%**
Operating Expenses and Dep.	-1,271	-1,244	+2.2%	-1,031	+23.3%
Gross Operating Income	**1,125**	**1,038**	**+8.4%**	**957**	**+17.6%**
Provisions	56	18	n.s.	34	+64.7%
Operating Income	**1,181**	**1,056**	**+11.8%**	**991**	**+19.2%**
Associated Companies	6	1	n.s.	7	n.s.
Other Non Operating Items	4	7	n.s.	-8	n.s.
Pre-Tax Income	**1,191**	**1,064**	**+11.9%**	**990**	**+20.3%**
Cost / Income	53.0%	54.5%	-1.5 pt	51.9%	+1.1 pt
Allocated Equity (Ebn)	10.9	9.4	+15.3%		

- Revenues up 20.5% compared to 4Q06 and up 5.0% compared to the outstanding 1Q06 figure
  - Buoyant customer activity
  - Scope effect linked to the integration of BNL businesses offset by the impact of declining dollar/€
- Operating expenses moderately higher than the high 1Q06 level
- Substantial growth in pre-tax income: +11.9%/1Q06, +20.3%/4Q06
- Rise in allocated equity: +6.6%/1Q06 excluding integration of BNL

ADVISORY AND CAPITAL MARKETS

In millions of euros	1Q07	1Q06	1Q07/ 1Q06	4Q06	1Q07/ 4Q06
Revenues	**1,672**	**1,623**	**+3.0%**	**1,260**	**+32.7%**
Incl. Equity & Advisory	*814*	*761*	*+7.0%*	*491*	*+65.8%*
Incl. Fixed Income	*858*	*862*	*-0.5%*	*769*	*+11.6%*
Operating Expenses and Dep.	-981	-974	+0.7%	-726	+35.1%
Gross Operating Income	**691**	**649**	**+6.5%**	**534**	**+29.4%**
Provisions	0	0	n.s.	-16	n.s.
Operating Income	**691**	**649**	**+6.5%**	**518**	**+33.4%**
Associated Companies	6	1	n.s.	7	-14.3%
Other Non Operating Items	4	7	-42.9%	5	-20.0%
Pre-Tax Income	**701**	**657**	**+6.7%**	**530**	**+32.3%**
Cost / Income	58.7%	60.0%	-1.3 pt	57.6%	+1.1 pt
Allocated Equity (Ebn)	4.1	3.3	+23.5%		

1Q07 Revenues


Equity
49%
Fixed
Income
51%

- Extremely high revenues: €1,672mn, +3.0%/1Q06, +32.7%/4Q06
  - Very high level of customer activity in a market showing higher volatility in equity, fixed income, commodities and emerging markets
  - Fixed Income: good performance in Credit, unaffected by the US sub-prime crisis
  - Equity derivatives: excellent performance
- Record pre-tax income
- Allocated equity up 15.8% excluding integration of BNL/1Q06
  - VaR still low
  - Rapid growth in off-balance sheet outstandings (derivatives, repos)

VAR (1 DAY – 99%) BY TYPE OF RISK


Total
25 28 27 19 19 36 25 28 16 19 21 20 25
Commodities
Change & others
Equities
Interest rate
Credit
Netting
Quarterly average VaR
in millions of euros
31.03.04
30.06.04
30.09.04
31.12.04
31.03.05
30.06.05
30.09.05
31.12.05
31.03.06
30.06.06
30.09.06
31.12.06
31.03.07*

Bar chart: data from the last market trading day of the period

*Excl. BNL

FINANCING BUSINESSES

In millions of euros	1Q07	1Q06	1Q07/ 1Q06	4Q06	1Q07/ 4Q06
Revenues	**724**	**659**	**+9.9%**	**728**	**-0.5%**
Operating Expenses and Dep.	-290	-270	+7.4%	-305	-4.9%
Gross Operating Income	**434**	**389**	**+11.6%**	**423**	**+2.6%**
Provisions	56	18	n.s.	50	+12.0%
Operating Income	**490**	**407**	**+20.4%**	**473**	**+3.6%**
Amortisation of Goodwill	0	0	n.s.	-13	n.s.
Pre-Tax Income	**490**	**407**	**+20.4%**	**460**	**+6.5%**
Cost / Income	40.1%	41.0%	-0.9 pt	41.9%	-1.8 pt
Allocated Equity (Ebn)	6.8	6.1	+10.9%		

- Revenues up 9.9%/1Q06
  - High level of LBO's and acquisition financing fees
  - Limited sensitivity to drop in oil prices owing to growth in structured transactions in the energy and transportation industries
- Cost of risk once again positive
  - New provision requirements still limited
  - Write-backs on provisions in the U.S.
- Risk-weighted assets down 2.7%/1Q06 excluding integration of BNL
  - Up 5.2% excluding protection bought

CIB: A European Leader With Global Franchises

- Capital Markets
  - "Best Lead Manager of Euro Senior Corporate Bonds" (*Euroweek* - Jan. 07)
  - "Rising Star Derivatives House" (*The Asset* – Jan. 07)
  - "ABS Deal of the year" Vega $800mn - First securitisation ever of shipping vessels (*ISR* - Jan. 07)
  - "Structurer of the Year, North America" (*Structured Products* – April 07)

- Financing Businesses
  - # 2 Agent in Volume of US oil & gas transactions - 1Q07 (*Loan Pricing Corporation*)
  - # 3 Middle East & African Project Finance Loans - 1Q07 (*Dealogic*)
  - # 2 Mandated Arrangers of Global Trade Finance Loans (incl. aircraft & shipping finance) – 1Q07 (*Dealogic*)
  - # 1 Mandated Arrangers of Eastern European Trade Finance Loans (including aircraft and shipping finance) - 1Q07 (*Dealogic*)





dealogic

LPC

Ifr
awards
2006


Risk Weighted Assets - CIB
(beginning of period)
Weighted Risk - Transferred from BNL to CIB
Market Risk
Counterparty Risk
Credit Risk
in €bn
153
6.4
48.9
97.6
149
5.3
52.4
91.7
150
5.1
56.0
88.7
153
6.1
54.6
92.1
172
13.0
6.9
56.5
95.7
+14.6%/1Q06
-1.9%/1Q06
1Q06
2Q06
3Q06
4Q06
1Q07

BNL risk-weighted assets transferred to CIB:
€8.6bn in credit risks, €0.6bn in counterparty risks and € 3.8bn in market risks

FINANCIAL STRUCTURE

A SOLID FINANCIAL STRUCTURE

In billions of euros	31-Mar-07	31-Dec-06
Shareholders' Equity Group share, not re-evaluated (a)	**38.2**	**37.2**
Valuation Reserve	**4.9**	**5.0**
of which BNP Paribas Capital	2.0	2.2
Total Capital ratio	**10.4%**	**10.5%**
Tier One Ratio (b)	**7.4%**	**7.4%**

(a) Excluding TSSDI and after estimated distribution
(b) on estimated risk weighted assets respectively of €478.5bn as at 31.03.07 and €465.2bn as at 31.12.06

NUMBER OF SHARES

in millions	1Q07	2006
Number of Shares (end of period)	932.9	930.5
Number of Shares excluding Treasury Shares (end of period)	900.4	905.3
Average Number of Shares Outstanding excluding Treasury Shares	904.7	893.8

EARNINGS PER SHARE

In euros	1Q07	1Q06
Earnings Per Share (EPS)	2.73	2.38

BOOK VALUE PER SHARE

In euros	31/03/2007	31/12/2006
Book Value Per Share	**52.2**	**49.8**
of which shareholders' equity not re-evaluated	*46.8*	*44.2*

COVERAGE RATIO

In billions of euros	31-Mar-07	31-Dec-06
Doubtful loans and commitments (1)	**15.3**	**15.7**
Provisions	**13.8**	**13.9**
Coverage ratio	**90%**	**89%**

(1) Gross doubtful loans, balance sheet and off-balance sheet

RATINGS

S&P	AA	**Positive outlook**	**Outlook upgraded in February 2007**
Moody's	Aa2	Stable outlook	Reaffirmed on 21 February 2007
Fitch	AA	Stable outlook	Reaffirmed on 15 May 2006

QUARTERLY SERIES

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07
GROUP					
Revenues	**6,817**	**7,245**	**6,829**	**7,052**	**8,213**
Operating Expenses and Dep.	-3,862	-4,288	-4,261	-4,654	-4,586
Gross Operating Income	**2,955**	**2,957**	**2,568**	**2,398**	**3,627**
Provisions	-116	-121	-264	-282	-260
Operating Income	**2,839**	**2,836**	**2,304**	**2,116**	**3,367**
Associated Companies	62	59	118	54	127
Other Non Operating Items	35	-2	4	145	1
Pre-Tax Income	**2,936**	**2,893**	**2,426**	**2,315**	**3,495**
Tax Expense	-806	-837	-638	-481	-854
Minority Interests	-117	-155	-113	-115	-134
Net Income, Group Share	**2,013**	**1,901**	**1,675**	**1,719**	**2,507**

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07
FRENCH RETAIL BANKING (including 100% of Private Banking in France)					
Revenues	**1,504**	**1,499**	**1,439**	**1,408**	**1,526**
Incl. Interest Margin	*866*	*876*	*847*	*791*	*829*
Incl. Commissions	*638*	*623*	*592*	*617*	*697*
Operating Expenses and Dep.	-927	-940	-972	-972	-954
Gross Operating Income	**577**	**559**	**467**	**436**	**572**
Provisions	-31	-31	-35	-56	-31
Operating Income	**546**	**528**	**432**	**380**	**541**
Non Operating Items	0	0	0	1	0
Pre-Tax Income	**546**	**528**	**432**	**381**	**541**
Income Attributable to AMS	-35	-30	-24	-28	-41
Pre-Tax Income of French Retail Bkg	**511**	**498**	**408**	**353**	**500**
FRENCH RETAIL BANKING excluding PEL/CEL effects (including 100% of Private Banking in France)					
Revenues	**1,440**	**1,445**	**1,401**	**1,385**	**1,499**
Incl. Interest Margin	*802*	*822*	*809*	*768*	*802*
Incl. Commissions	*638*	*623*	*592*	*617*	*697*
Operating Expenses and Dep.	-927	-940	-972	-972	-954
Gross Operating Income	**513**	**505**	**429**	**413**	**545**
Provisions	-31	-31	-35	-56	-31
Operating Income	**482**	**474**	**394**	**357**	**514**
Non Operating Items	0	0	0	1	0
Pre-Tax Income	**482**	**474**	**394**	**358**	**514**
Income Attributable to AMS	-35	-30	-24	-28	-41
Pre-Tax Income of French Retail Bkg	**447**	**444**	**370**	**330**	**473**
FRENCH RETAIL BANKING (including 2/3 of Private Banking in France)					
Revenues	**1,444**	**1,444**	**1,390**	**1,355**	**1,459**
Operating Expenses and Dep.	-902	-915	-947	-947	-927
Gross Operating Income	**542**	**529**	**443**	**408**	**532**
Provisions	-31	-31	-35	-56	-32
Operating Income	**511**	**498**	**408**	**352**	**500**
Non Operating Items	0	0	0	1	0
Pre-Tax Income	**511**	**498**	**408**	**353**	**500**

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07
BNL banca commerciale (BPIt à 100 %)					
Revenues		**597**	**633**	**651**	**638**
Operating Expenses and Dep.		-420	-437	-481	-412
Gross Operating Income		**177**	**196**	**170**	**226**
Provisions		-54	-89	-91	-81
Operating Income		**123**	**107**	**79**	**145**
Non Operating Items		-17	1	6	0
Pre-Tax Income		**106**	**108**	**85**	**145**
Income Attributable to AMS		-2	-1	-1	-2
Pre-Tax Income of Italian Retail Bk		**104**	**107**	**84**	**143**
BNL banca commerciale (PBIt à 2/3)					
Revenues		**590**	**627**	**644**	**631**
Operating Expenses and Dep.		-415	-432	-475	-407
Gross Operating Income		**175**	**195**	**169**	**224**
Provisions		-54	-89	-91	-81
Operating Income		**121**	**106**	**78**	**143**
Non Operating Items		-17	1	6	0
Pre-Tax Income		**104**	**107**	**84**	**143**

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07
INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES					
Revenues	**1,766**	**1,825**	**1,879**	**1,904**	**1,919**
Operating Expenses and Dep.	-996	-1,017	-1,057	-1,135	-1,098
Gross Operating Income	**770**	**808**	**822**	**769**	**821**
Provisions	-153	-185	-221	-163	-202
Operating Income	**617**	**623**	**601**	**606**	**619**
Associated Companies	20	24	20	-9	19
Other Non Operating Items	38	0	4	3	1
Pre-Tax Income	**675**	**647**	**625**	**600**	**639**
BANCWEST					
Revenues	**577**	**549**	**531**	**534**	**511**
Operating Expenses and Dep.	-293	-274	-270	-267	-268
Gross Operating Income	**284**	**275**	**261**	**267**	**243**
Provisions	-9	-12	-17	-20	-23
Operating Income	**275**	**263**	**244**	**247**	**220**
Non Operating Items	0	0	0	1	0
Pre-Tax Income	**275**	**263**	**244**	**248**	**220**
CETELEM					
Revenues	**639**	**680**	**675**	**690**	**714**
Operating Expenses and Dep.	-353	-375	-360	-430	-393
Gross Operating Income	**286**	**305**	**315**	**260**	**321**
Provisions	-131	-150	-138	-101	-151
Operating Income	**155**	**155**	**177**	**159**	**170**
Associated Companies	18	19	14	1	17
Other Non Operating Items	37	-1	1	-1	0
Pre-Tax Income	**210**	**173**	**192**	**159**	**187**

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07
EMERGING MARKETS					
Revenues	**209**	**221**	**302**	**305**	**305**
Operating Expenses and Dep.	-138	-143	-198	-204	-205
Gross Operating Income	**71**	**78**	**104**	**101**	**100**
Provisions	-3	-10	-51	-22	-11
Operating Income	**68**	**68**	**53**	**79**	**89**
Associated Companies	0	3	5	-1	4
Other Non Operating Items	0	0	2	2	0
Pre-Tax Income	**68**	**71**	**60**	**80**	**93**
EQUIPMENT SOLUTIONS and UCB					
Revenues	**341**	**375**	**371**	**375**	**389**
Operating Expenses and Dep.	-212	-225	-229	-234	-232
Gross Operating Income	**129**	**150**	**142**	**141**	**157**
Provisions	-10	-13	-15	-20	-17
Operating Income	**119**	**137**	**127**	**121**	**140**
Associated Companies	2	2	1	-9	-2
Other Non Operating Items	1	1	1	1	1
Pre-Tax Income	**122**	**140**	**129**	**113**	**139**

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07
ASSET MANAGEMENT AND SERVICES					
Revenues	**1,039**	**1,126**	**1,085**	**1,159**	**1,267**
Operating Expenses and Dep.	-642	-685	-707	-770	-780
Gross Operating Income	**397**	**441**	**378**	**389**	**487**
Provisions	7	0	-6	-5	-2
Operating Income	**404**	**441**	**372**	**384**	**485**
Associated Companies	-1	8	-2	29	7
Other Non Operating Items	-2	1	0	-3	0
Pre-Tax Income	**401**	**450**	**370**	**410**	**492**
WEALTH AND ASSET MANAGEMENT					
Revenues	**520**	**561**	**536**	**611**	**653**
Operating Expenses and Dep.	-347	-362	-364	-427	-429
Gross Operating Income	**173**	**199**	**172**	**184**	**224**
Provisions	2	-1	-1	-3	-1
Operating Income	**175**	**198**	**171**	**181**	**223**
Associated Companies	-1	0	-3	13	5
Other Non Operating Items	1	1	0	-4	0
Pre-Tax Income	**175**	**199**	**168**	**190**	**228**
INSURANCE					
Revenues	**310**	**323**	**317**	**326**	**353**
Operating Expenses and Dep.	-140	-147	-156	-156	-159
Gross Operating Income	**170**	**176**	**161**	**170**	**194**
Provisions	5	1	-5	-2	-1
Operating Income	**175**	**177**	**156**	**168**	**193**
Associated Companies	0	8	1	16	2
Other Non Operating Items	-3	-1	0	1	0
Pre-Tax Income	**172**	**184**	**157**	**185**	**195**

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07
SECURITIES SERVICES					
Revenues	**209**	**242**	**232**	**222**	**261**
Operating Expenses and Dep.	-155	-176	-187	-187	-192
Gross Operating Income	**54**	**66**	**45**	**35**	**69**
Provisions	0	0	0	0	0
Operating Income	**54**	**66**	**45**	**35**	**69**
Non Operating Items	0	1	0	0	0
Pre-Tax Income	**54**	**67**	**45**	**35**	**69**

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07
CORPORATE AND INVESTMENT BANKING					
Revenues	**2,282**	**1,999**	**1,821**	**1,988**	**2,396**
Operating Expenses and Dep.	-1,244	-1,180	-1,018	-1,031	-1,271
Gross Operating Income	**1,038**	**819**	**803**	**957**	**1,125**
Provisions	18	125	87	34	56
Operating Income	**1,056**	**944**	**890**	**991**	**1,181**
Associated Companies	1	1	1	7	6
Other Non Operating Items	7	29	4	-8	4
Pre-Tax Income	**1,064**	**974**	**895**	**990**	**1,191**
ADVISORY AND CAPITAL MARKETS					
Revenues	**1,623**	**1,332**	**1,181**	**1,260**	**1,672**
Incl. Equity & Advicory	*761*	*646*	*503*	*491*	*814*
Incl. Fixed Income	*862*	*684*	*677*	*770*	*858*
Operating Expenses and Dep.	-974	-898	-729	-726	-981
Gross Operating Income	**649**	**434**	**452**	**534**	**691**
Provisions	0	0	0	-16	0
Operating Income	**649**	**434**	**452**	**518**	**691**
Associated Companies	1	1	1	7	6
Other Non Operating Items	7	29	3	5	4
Pre-Tax Income	**657**	**464**	**456**	**530**	**701**
FINANCING BUSINESSES					
Revenues	**659**	**667**	**640**	**728**	**724**
Operating Expenses and Dep.	-270	-282	-289	-305	-290
Gross Operating Income	**389**	**385**	**351**	**423**	**434**
Provisions	18	125	87	50	56
Operating Income	**407**	**510**	**438**	**473**	**490**
Non Operating Items	0	0	1	-13	0
Pre-Tax Income	**407**	**510**	**439**	**460**	**490**

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07
OTHER ACTIVITIES (INCL. BNP PARIBAS CAPITAL)					
Revenues	**286**	**261**	**27**	**2**	**541**
Operating Expenses and Dep.*	-78	-76	-100	-296	-103
Gross Operating Income	**208**	**185**	**-73**	**-294**	**438**
Provisions	43	24	0	-1	1
Operating Income	**251**	**209**	**-73**	**-295**	**439**
Associated Companies	42	25	100	26	95
Other Non Operating Items	-8	-14	-6	147	-4
Pre-Tax Income	**285**	**220**	**21**	**-122**	**530**

**including BNL restructuring costs: €23mn as at 1Q07, €141mn as at 4Q06, €10mn as at 3Q06*

CONTENTS

END